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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 11)*

General Moly, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

451272306
(CUSIP Number)

Clint Coghill Coghill Capital Management 1 N Wacker Dr. Ste. #4350 Chicago, IL 60606 312-324-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	451272306

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CCM Master Qualified Fund, Ltd.* CCM Special Holdings Fund, LP* Coghill Capital Management, LLC.+* Clint D. Coghill+*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CCM Master Qualified Fund, Ltd.* - Cayman Islands CCM Special Holdings Fund, LP* - Delaware, USA Coghill Capital Management, LLC.+* - Delaware, USA Clint D. Coghill+* - USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

CCM MASTER QUALIFIED FUND, LTD.* - 0 CCM SPECIAL HOLDINGS FUND, LP* - 0 COGHILL CAPITAL MANAGEMENT LLC.+* - 0 CLINT D. COGHILL+* - 0

8.	SHARED VOTING POWER

CCM MASTER QUALIFIED FUND, LTD.* - 5,609,740# CCM SPECIAL HOLDINGS FUND, LP+ - 4,705,620# COGHILL CAPITAL MANAGEMENT LLC.+* - 10,315,360# CLINT D. COGHILL+* - 10,315,360#

9.	SOLE DISPOSITIVE POWER

CCM MASTER QUALIFIED FUND, LTD.* - 0 CCM SPECIAL HOLDINGS FUND, LP* - 0 COGHILL CAPITAL MANAGEMENT LLC.+* - 0 CLINT D. COGHILL+* - 0

10.	SHARES DISPOSITIVE POWER

CCM MASTER QUALIFIED FUND, LTD.* - 5,609,740# CCM SPECIAL HOLDINGS FUND, LP+ - 4,705,620# COGHILL CAPITAL MANAGEMENT LLC.+* - 10,315,360# CLINT D. COGHILL+* - 10,315,360#

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

CCM MASTER QUALIFIED FUND, LTD.* - 5,609,740# CCM SPECIAL HOLDINGS FUND, LP+ - 4,705,620# COGHILL CAPITAL MANAGEMENT LLC.+* - 10,315,360# CLINT D. COGHILL+* - 10,315,360#

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

CCM MASTER QUALIFIED FUND, LTD.* - (7.3%)# CCM SPECIAL HOLDINGS FUND, LP+ - (6.1%)# COGHILL CAPITAL MANAGEMENT LLC.+* - (13.4%)# CLINT D. COGHILL+* - (13.4%)#

14.	TYPE OF REPORTING PERSON*

CCM Master Qualified Fund, Ltd.* - CO CCM Special Holdings Fund, LP* - PN Coghill Capital Management, LLC.+* - IA Clint D. Coghill+* - IN
*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	451272306

Item 1.	Security and Issuer.

This statement relates to the Common Stock of General Moly, Inc. (the "Issuer"). The address of the Issuer's principal offices is: 1726 Cole Boulevard Suite 115 Lakewood, CO 80401

Item 2.	Identity and Background.

(a)	The name of the reporting persons are:
CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and Clint D. Coghill+*.

(b)	The address of principal business office is:
1 N. Wacker Dr. Ste. #4350 Chicago, IL 60606

(c)	Coghill Capital Management LLC+*, is an investment advisor.

(d)
During the five years prior to the date hereof, CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the five years prior to the date hereof, CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

(f)	CCM Master Qualified Fund, Ltd.* - Cayman Islands CCM Special Holdings Fund, LP* - Delaware Coghill Capital Management, LLC.+* - Delaware Clint D. Coghill+* - USA

Item 3.	Source and Amount of Funds or Other Consideration.

Working Capital of CCM Master Qualified Fund, Ltd.*

Item 4.	Purpose of Transaction.

The Reporting Persons have no plans or proposals regarding the Issuer, and, at this time, intend to continue to hold the Shares for investment purposes in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

Except as disclosed below, the Reporting Persons have no present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons intend to review continuously their position in the Issuer and, consistent with their respective investment purposes, each Reporting Person reserves the right, at any time and from time to time, to acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment consideration.

Item 5.	Interest in Securities of the Issuer.

(a)
CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have beneficial ownership of 10,315,360 shares (13.4%).  Included in this number are 4,250,000 shares to which CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and Clint D. Coghill+* have the right to acquire within 60 days.

(b)	Number of Shares as to which CCM Master Qualified Fund, Ltd*, CCM Special Holdings Fund, LP*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have:

(i) sole power to vote or to direct the vote:

CCM MASTER QUALIFIED FUND, LTD.* - 0 CCM SPECIAL HOLDINGS FUND, LP+ - 0 COGHILL CAPITAL MANAGEMENT LLC.+* - 0 CLINT D. COGHILL+* - 0

(ii)             shared power to vote or to direct the vote:

CCM MASTER QUALIFIED FUND, LTD.* - 5,609,740# - (7.3%)#
CCM SPECIAL HOLDINGS FUND, LP+ - 4,705,620# - (6.1%)#
COGHILL CAPITAL MANAGEMENT LLC.+* - 10,315,360# - (13.4%)#
CLINT D. COGHILL+* - 10,315,360# - (13.4%)#

(iii) sole power to dispose or to direct the disposition: CCM MASTER QUALIFIED FUND, LTD.* - 0 CCM SPECIAL HOLDINGS FUND, LP+ - 0 COGHILL CAPITAL MANAGEMENT LLC.+* - 0 CLINT D. COGHILL+* - 0

(iv)             shared power to dispose or to direct the disposition:

CCM MASTER QUALIFIED FUND, LTD.* - 5,609,740# - (7.3%)#
CCM SPECIAL HOLDINGS FUND, LP+ - 4,705,620# - (6.1%)#
COGHILL CAPITAL MANAGEMENT LLC.+* - 10,315,360# - (13.4%)#
CLINT D. COGHILL+* - 10,315,360# - (13.4%)#

(c)	Transactions occurring within the previous 60 days: see Exhibit B below

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer previously granted warrants to purchase up to 500,000 (five hundred thousand) shares of the Issuer's common stock at an exercise price of ten dollars ($10.00) per share to each of CCM Master Qualified Fund, Ltd. and Coghill Capital Management, LLC in connection with certain advice and support provided to the Issuer and as disclosed in the Issuer's Form 8-K filing dated November 23, 2007.  Under their terms, the warrants will only become exercisable on the date that the Issuer shall complete a financing that shall have been determined by the Issuer's Board of Directors to be sufficient to finance the commencement of commercial production at the Issuer's Mt. Hope project and will remain exercisable for a period of one year from that date.  In recognition of further advice and support on recent transactions and as disclosed In the Issuer's 8-K dated April 19, 2010, the Issuer agreed to amend the warrants originally issued to reduce the exercise price of the warrants from $10.00 per share to $5.00 per share.

Item 7.	Material to be Filed as Exhibits.

None.

Explanation of Responses:

*The reporting persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

+ Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held.

# Includes certain securities which carry the right to purchase common shares within 60 days (See Item 5).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2010
(Date)

/S/ Clint D. Coghill+*
----------------------------
Clint D. Coghill+*

/S/ Coghill Capital Management, LLC+*
----------------------------
Coghill Capital Management, LLC+*

/S/ CCM Qualified Master Fund, Ltd.*
----------------------------
CCM Qualified Master Fund, Ltd.*

/S/ CCM Special Holdings Fund, LP*
----------------------------
CCM Special Holdings Fund, LP*

(Signature)

(Name/Title)

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that this Schedule 13D dated December 17, 2010 and relating to the Common Stock, par value $0.01 of GENERAL MOLY, INC. (GMO) shall be filed on behalf of the undersigned.

/s/ Clint D. Coghill+*	December 17, 2010
Clint D. Coghill+*	(Date)
Signature of Reporting Person

Coghill Capital Management, L.L.C.+*

By:/s/ Clint D. Coghill+*	December 17, 2010
Clint D. Coghill+*	Date
Managing Member

CCM Master Qualified Fund, Ltd.*

By:/s/ Clint D. Coghill	December 17, 2010
Clint D. Coghill	Date
Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit B

Transactions occurring within the previous 60 days.

Date	Transaction	Location	Security	Quantity	Price/Unit

11/02/2010	Sell	Exchange	Common Shares	290,000	$5.08
11/03/2010	Sell	Exchange	Common Shares	425,000	$4.95
11/04/2010	Sell	Exchange	Common Shares	390,000	$5.05
11/30/2010	Sell	Exchange	Common Shares	13,525	$5.58
12/01/2010	Sell	Exchange	Common Shares	103,820	$5.55
12/02/2010	Sell	Exchange	Common Shares	52,655	$5.47
12/06/2010	Sell	Exchange	Common Shares	456,020	$5.96
12/07/2010	Sell	Exchange	Common Shares	143,980	$5.88

SK 02921 0003 1156960